1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

October 3, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

RE:	Natural Destiny Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 14, 2016
File No. 333-211380

Dear Ms. Ransom:

On behalf of Natural Destiny Inc. (the “Company”), we hereby respond to the letter, dated September 23, 2016, from you to Jianrong Xia, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed September 14, 2016 (“Amendment No. 2”). An Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), reflecting the Company’s responses below and other updating changes to Amendment No. 2, is being publicly filed with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in bold type, below, and have followed each comment with the Company’s response.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Overview, page 24

1.	We note your response to comment 3. Please revise to disclose you expect to hire additional sales personnel, the costs necessary to execute your plan and to state you believe the funds from the repayment of loans will be sufficient to meet your work

In response to the Staff’s comment, the Company has revised its disclosure accordingly on page 24 of Amendment No. 3.

Liquidity and Capital Resources, page 27

2.	We note your response to comment 5. Consistent with your response, please revise your disclosure to indicate the nature of the advance and that it will be refunded to customers.

In response to the Staff’s comment, the Company has disclosed the nature of the advance and the fact that the advance has been returned to customers on page 27 of Amendment No. 3.

Mara L. Ransom, Assistant Director, Assistant Director U.S. Securities and Exchange Commission October 3, 2016 Page 2 of 3

Business Suppliers, page 35

3.	Please disclose additional detail about the terms of the sales agreement with Shandong Yezhiyuan. For example, please disclose any payments you are required to make pursuant to the terms of the agreement, and the date you anticipate receiving cherry plum wine from Shandong Yezhiyuan.

In response to the Staff’s comment, the Company has disclosed additional terms of the sales agreement with Shandong Yezhiyuan, including the payments required to make and anticipated date to receive cherry plum wine, on page 35 of Amendment No. 3.

Notes the Consolidated Financial Statements

4.	We note your response to comment 15. Please disclose the existence and terms of the April 1, 2016 agreement whereby Mr. Hao Jiang granted Mr. Xia an irrevocable and exclusive option to purchase 250,000,000 shares of common stock of the Company owned by Mr. Jiang.

In response to the Staff’s comment, the Company has added the following paragraph to Note 1 to the Company’s interim financial statements on page F-5 of the Amendment No. 3.

“Effective April 1, 2016, pursuant to an exclusive option agreement, ND BVI Shareholder granted Mr. Jianrong Xia, the Company’s Chief Executive Officer, an irrevocable and exclusive option to purchase 250,000,000 shares of common stock of the Company owned by the ND BVI Shareholder at any time at an exercise price of $1.00. The option agreement has a term of 10 years and can be renewed at Mr. Xia’s election.”

5.	Please disclose the nature and terms of your short-term debt outstanding at June 30, 2016.

In response to the Staff’s comment, the Company has added the following paragraph as Note 7 to the Company’s interim financial statements on page F-12 of the Amendment No. 3.

“7. SHORT-TERM DEBT

As of June 30, 2016 and September 30, 2015, the Company had short-term debt of $116,679 and $0, respectively. These borrowings are from various third parties to be used by the Company as working capital. The borrowings are interest-free and due on demand. The Company intended to impute interest on these interest-free borrowings. For the nine months ended June 30, 2016, the imputed interest is considered immaterial.”

* * * * *

Mara L. Ransom, Assistant Director, Assistant Director U.S. Securities and Exchange Commission October 3, 2016 Page 3 of 3

We thank the Staff in advance for its consideration of the Amended Registration Statement. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow
Richard I. Anslow

cc:         Natural Destiny Inc.